Exhibit 21.1

SUBSIDIARIES OF LOUD TECHNOLOGIES INC.

As of December 31, 2005

Subsidiary	State of Incorporation or Country in which Organized

LOUD Technologies Canada Inc.	Canada
LOUD Technologies (Europe) Plc.	UK
Mackie Designs Inc.	Washington, U.S.A
SIA Software Company, Inc.	New York, U.S.A.
St. Louis Music, Inc.	Missouri, U.S.A.